Via Facsimile and U.S. Mail
Mail Stop 4720

October 29, 2009

C. Robert Quint
Executive Vice President and Chief Financial Officer
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103

Re: Radian Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Schedule 14A filed April 13, 2009
File Number: 001-11356

Dear Mr. Quint:

We have reviewed your October 9, 2009 response to our September 30, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Notes to the Consolidated Financial Statements
Note 10. Financial Guaranty Insurance Contracts, page 31

1. Please refer to prior comment five. On page 83 you disclose that you have experienced a significant increase in your insurance rescissions and claim denials for various reasons, including underwriting negligence, fraudulent applications and appraisals, breach of representations and warranties, and inadequate documentation. Please disclose the amount of primary risk in force of claim denials and aggregate risk in force of primary delinquent loans rescinded for each period presented. Also, please revise your disclosure to include language similar to that in the last sentence of your response.

Schedule 14A filed April 13, 2009

Compensation of Executive Officers and Directors
Compensation Discussion and Analysis
IV.   Primary Components of Compensation
B. Short-Term Incentive Plan
Short-Term Incentive Analysis, page 42

2. In response to prior comment 7, you state that in future proxy statements, to the extent material, you will include a more specific discussion on the level of achievement by the named executive officers of their performance objectives and how the level of achievement affected actual bonuses paid, if any. Please confirm that if you establish and communicate objectives to your named executive officers for short-term incentive compensation and you award bonuses, even if there is discretion in awarding those bonuses, you will include in future proxy statements a discussion of the level of achievement of each of those objectives and how the level of achievement affects the actual bonuses paid.

* * * *

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding the processing of your response as well as any questions regarding comment one. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on comment two. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                                          Sincerely,

                                                          Jim B. Rosenberg
                                                          Senior Assistant Chief
                                                          Accountant